Healthcare Trust, Inc.

405 Park Avenue, New York, NY 10022

T: (212) 415-6500 F: (212) 230-1847

February 18, 2016

Via EDGAR

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Healthcare Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed April 15, 2015

File No. 000-55201

Form 10-Q for the quarterly period ended September 30, 2015

Filed November 16, 2015

File No. 000-55201

Dear Mr. Telewicz:

On behalf of Healthcare Trust, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing, in connection with the above-captioned Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”) of the Company, the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 23, 2015. The Company’s counsel previously submitted the Company’s responses to the Staff in correspondence dated December 30, 2015, and we are resubmitting these responses as requested by the Staff.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Form 10-K or Form 10-Q.

The Company responds to the specific comments of the Staff as follows:

Form 10-K for the fiscal year ended December 31, 2014

General

1.	On your cover page you disclose the “aggregate market value” of your common stock as of June 30, 2014. In future Exchange Act periodic reports, please revise to reframe this value in a different manner since there is no market for your common stock. To the extent you disclose an aggregate value for the company, please clearly disclose the basis for the per share value used.

The Company undertakes to reframe this value in future Exchange Act periodic reports as requested.

Item 5. Market for Registrant’s Common Equity…

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 55

2.	We note your disclosure on page 56 regarding the number of repurchase requests and shares repurchased pursuant to your SRP. We understand that the table includes 34 unfulfilled repurchase requests relating to 52,347 shares that were approved for repurchase as of December 31, 2014 and completed in February 2015. It is unclear if the company had any additional unfulfilled repurchase requests. In future Exchange Act reports please clearly disclose the aggregate share amount of redemption requests received, including any unfulfilled requests, during the year or during the period presented in the report.

The Company undertakes to clearly disclose the aggregate share amount of repurchase requests received, including any unfulfilled requests, during the year or during the period presented in future Exchange Act periodic reports as requested.

Form 10-Q for the quarterly period ended September 30, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations and Modified funds From Operations, page 42

3.	In arriving at FFO attributable to common stockholders, you start with net loss. It does not appear you have made an adjustment for non-controlling interest. As a result, it appears FFO is attributable to all equity holders instead of just common stockholders. Please clarify and/or revise title of measure in future periodic filings to adequately reflect what is being presented.

Healthcare Trust, Inc. • 405 Park Avenue, New York, NY 10022

The Company undertakes to clarify the title of the measure in future periodic filings as requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 415-6500.

Very truly yours,

HEALTHCARE TRUST, INC.

By:	/s/ Katie P. Kurtz
Katie P. Kurtz
Chief Financial Officer,
Treasurer and Secretary

cc:	James A. Tanaka, Esq.

Michael J. Choate, Esq.

Peter M. Fass, Esq.

Healthcare Trust, Inc. • 405 Park Avenue, New York, NY 10022